March 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pam Howell

Re: Future Money Acquisition Corporation

Registration Statement on Form S-1, as amended (File No. 333-291996)

Request for Acceleration of Effectiveness

Dear Ms. Howell:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins Future Money Acquisition Corporation (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-291996) (the “Registration Statement”) to become effective on March 16, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking

cc:	Arila Zhou, Esq.
Robinson & Cole LLP